Exhibit 99.2

                               [GRAPHIC OMITTED]
                             Fresenius Medical Care


                                 PRESS RELEASE


      Contact:                                              Contact:
      Oliver Maier                                          Heinz Schmidt
      Sr. V.P. Investor Relations & Communications          Vice President Investor Relations
      Phone:    + 49 6172 609 2601                          Phone:  1- 781 402 4518
      Fax:      + 49 6172 609 2301                          Fax:    1- 781 402 9741
      E-mail:   ir-fms@fmc-ag.com                           E-mail: ir-fmcna@fmc-ag.com
                -----------------                                   -------------------
      Internet: http://www.fmc-ag.com
                ---------------------


FRESENIUS MEDICAL CARE NORTH AMERICA ANNOUNCES THE PRICING FOR THE TENDER OFFER AND CONSENT SOLICITATION FOR THE 9% SENIOR SUBORDINATED NOTES OF RENAL CARE GROUP, INC.

Fresenius Medical Care North America Announces the Pricing for the Tender Offer and Consent Solicitation for the 9% Senior Subordinated Notes of Renal Care Group, Inc.

Lexington, Massachusetts - Fresenius Medical Care North America announced today that Florence Acquisition, Inc. ("Florence"), an indirect subsidiary of Fresenius Medical Care AG (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p) ("FMC-AG"), has determined the pricing of its previously announced offer to purchase and consent solicitation for any and all of the outstanding $159,685,000 principal amount of 9% Senior Subordinated Notes (the "Notes") of Renal Care Group, Inc. The tender offer has been made in connection with the pending acquisition of Renal Care Group, Inc. and its subsidiaries by FMC-AG (the "Merger") and conditioned upon, among other things, satisfaction of the closing conditions to the Merger. However, consummation of the tender offer is not a condition to the closing of the Merger.

As previously announced, the total consideration to be paid for validly tendered and accepted Notes will be the present value of future cash flows up to and including November 1, 2007, based on the assumption that the Notes will be redeemed at a price of $1,045 per $1,000 principal amount of Notes on such date, discounted at a rate equal to 50 basis points over the yield to maturity on the 4.25% U.S. Treasury Note due October 31, 2007 (the "Reference Security"). The yield to maturity on the Reference Security as of 10:00 a.m., New York City time, December 14, 2005, was 4.403%.

Based on an assumed payment date of December 30, 2005, the total consideration to be paid for each $1,000 principal amount of tendered and accepted Notes would be $1,112.16, of which $30.00 is a consent payment payable only to holders who had validly tendered and not withdrawn their Notes and delivered consents by 5:00 p.m., New York City Time, on December 13, 2005. In addition, Holders who validly tender and do not withdraw their Notes in the tender offer will receive accrued and unpaid interest from the last interest date up to, but not including, the date payment is made for the Notes.

The tender offer will expire at 5:00 p.m., New York City Time, on December 29, 2005, unless extended or earlier terminated. If the expiration date is extended for more than 10 business days following the previously scheduled expiration date, new pricing terms for the Reference Security will be determined. Information regarding the pricing, tender and delivery procedures and conditions to the tender offer and consent solicitation relating to the Notes are contained in the Offer to Purchase and Consent Solicitation Statement, dated November 30, 2005.

Credit Suisse First Boston LLC is acting as Dealer Manager for the tender offer and as Solicitation Agent for the consent solicitation and can be contacted at
(212) 538-0652 (collect) or (800) 820-1653 (toll free). Morrow & Co., Inc. is the Information Agent and can be contacted at (203) 658-9400 (collect) or (800) 607-0088 (toll free). Questions about the tender offer and consent solicitation may be directed to the Dealer Manager, and requests for copies of the related documents may be directed to the Information Agent.


Fresenius Medical Care North America,
95 Hayden Avenue, Lexington, MA 02420-9192                           Page 1 of 2

This release is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent of any Notes. The tender offer and the consent solicitation are being made solely by the Offer to Purchase and Consent Solicitation Statement, dated November 30, 2005.

                                       ***

Fresenius Medical Care AG is the world's largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,670 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care AG provides dialysis treatment to approximately 130,400 patients around the globe. Fresenius Medical Care AG is also the world's leading provider of dialysis products, such as hemodialysis machines, dialyzers and related disposable products.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statement due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forwarding-looking statements in this release.

                                     - END -


Fresenius Medical Care North America,
95 Hayden Avenue, Lexington, MA 02420-9192                           Page 2 of 2